UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange

Act of 1934

For the month of July 2024

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 Haharash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Contents

Appointment of Director; Resignation of Director from Audit Committee

On July 16, 2024, the board of directors (the “Board”) of ODDITY Tech Ltd. (the “Company”) appointed Yehoshua (Shuki) Nir as an independent director of the Company and a member of the Audit Committee of the Company, effective immediately. Mr. Nir was appointed as a Class I independent director of the Company for an initial term expiring at the Company’s upcoming annual general meeting of shareholders.

Mr. Nir (54) is Chief Marketing Officer of SolarEdge Technologies, Inc. He is also a director of Kornit Digital Ltd. and of Cardo Systems Ltd., and was formerly a director of ironSource Ltd. Mr. Nir has held strategic and leadership roles in various tech companies, and was also the co-founder and CEO of MindEcho, Inc. He holds an M.B.A, an L.L.B. and a B.A (Accounting) from the Tel Aviv University.

There are no (i) family relationships between Mr. Nir and any other directors or executive officers of the Company nor (ii) related party transactions involving Mr. Nir that necessitate disclosure pursuant to Item 7.B of Form 20-F.

In addition, Michael Farello has tendered, and the Board has accepted, his resignation as a member of the Audit Committee upon the appointment of Mr. Nir as a member of such committee. Mr. Farello’s resignation from the Audit Committee followed the one-year phase-in period for compliance with certain corporate governance requirements under Nasdaq rules. Mr. Farello remains a member of the Board and a member of the Compensation Committee and the Nominating, Governance and Sustainability Committee.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: July 16, 2024